EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
$ in thousands except per share data	2016	2015	2016	2015
Earnings per common share
Net (loss) income	$(1,156)	$570	$(1,000)	$859
Less: Participated securities share of undistributed earnings	—	341	—	514
Net (loss) income available to common shareholders of Carver Bancorp, Inc.	$(1,156)	$229	$(1,000)	$345

Weighted average common shares outstanding	3,696,420	3,696,420	3,696,420	3,696,420
Effect of dilutive MRP shares	—	4,000	—	4,000
Weighted average common shares outstanding - diluted	3,696,420	3,700,420	3,696,420	3,700,420

Basic (loss) earnings per common share	$(0.31)	$0.06	$(0.27)	$0.09
Diluted (loss) earnings per common share	$(0.31)	$0.06	$(0.27)	$0.09